UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Enphase Energy, Inc.

File No. 333-174925 - CF#26978

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Enphase Energy, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 15, 2011, as amended.

Based on representations by Enphase Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through October 26, 2015
Exhibit 10.17	through February 1, 2015
Exhibit 10.18	through February 1, 2015
Exhibit 10.19	through August 27, 2014
Exhibit 10.20	through February 1, 2015
Exhibit 10.21	through February 1, 2015
Exhibit 10.22	through April 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief